Exhibit 99.1

Textainer Announces Pricing of $651 million Asset-Backed Financing

HAMILTON, Bermuda – March 30, 2021 – Textainer Group Holdings Limited (NYSE:TGH; JSE: TXT) (“Textainer”, “we”, and “our”), one of the world’s largest lessors of intermodal containers, today announced that Textainer Marine Containers VII Limited ("TMCL VII"), an indirect, wholly-owned subsidiary of the Company, priced a new debt offering of $651 million of fixed-rate asset-backed notes, comprised of $605 million in Class A Notes and $46 million in Class B Notes (collectively the “Notes”).   When issued, the Notes will have a fixed coupon with a weighted average effective annual interest rate of 2.29% and a weighted average life of approximately five years.  The Notes will be secured by a pledge of TMCL VII’s assets.  When issued, the Class A and Class B Notes are expected to be rated A(sf) and BBB(sf), respectively, by Standard & Poor’s.  The related closing is expected to occur on April 20, 2021.  Once closed, approximately $300 million of the issuance proceeds will be used to repay in full the remaining TMCL VII 2019-1 notes which have a weighted average effective annual interest rate of 4.06%. The balance will be used to pay down bank facility debt, which in turn is intended to lower overall borrowing costs, free up bank facility capacity for additional container investments and increase the fixed rate portion of our overall debt.

The Notes were offered within the United States only to qualified institutional investors pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), to institutional “accredited investors” as defined in the Securities Act and to persons outside the United States in compliance with Regulation S under the Securities Act. The Notes have not been registered under the Securities Act, or any state securities laws, and unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering would be unlawful.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world's largest lessors of intermodal containers with approximately 3.8 million TEU in our owned and managed fleet. We lease containers to approximately 250 customers, including all of the world's leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, refrigerated intermodal containers, and dry freight specials. We also lease tank containers through our relationship with Trifleet Leasing and are a supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from our fleet, we buy older containers from our shipping line customers for trading and resale. We sold an average of approximately 140,000 containers per year for the last five years to more than 1,500 customers making us one of the largest sellers of used containers. Textainer operates via a network of 14 offices and approximately 500 independent depots worldwide. Textainer has a primary listing on the New York Stock Exchange (NYSE: TGH) and a secondary listing on the Johannesburg Stock Exchange (JSE: TXT).

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding: the expected timing and completion of the issuance of the Notes, the expected pay-off of the TMCL VII 2019-1 Notes with the proceeds of the Notes, the anticipated lower borrowing costs upon issuance of the Notes, the expected increase in debt capacity upon issuance of the Notes, the expected increase in fixed rate debt with the issuance of the Notes and the expected rating of the Notes.  Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. For a discussion of some of these risks and uncertainties, see Item 3 "Key Information— Risk Factors" in Textainer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2021.

Textainer's views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Source: Textainer Group Holdings Limited

Contact Information

Investor Relations

+1 415-658-8333

ir@textainer.com